UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              CONCORD CAMERA CORP.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                    206156200

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                                 (CUSIP Number)

                                   Emily Mason
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7062
                            Facsimile: (415) 955-6562

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         206156200


                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization    United States



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power           496,494


                        8. Shared Voting Power         None


                        9. Sole Dispositive Power      496,494


                       10. Shared Dispositive Power    None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   496,494


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)      8.4%


               14. Type of Reporting Person (See Instructions)
                   IN

CUSIP No. 206156200


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Spectrum Galaxy Fund Ltd.


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]

                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization   British Virgin Islands


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power           187,635


                        8. Shared Voting Power         None


                        9. Sole Dispositive Power      187,635


                       10. Shared Dispositive Power    None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   187,635


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)     3.2%


               14. Type of Reporting Person (See Instructions) CO

CUSIP No. 206156200


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Zeff Capital Partners I, L.P.


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6.Citizenship or Place of Organization     Delaware



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power          308,859


                        8. Shared Voting Power        None


                        9. Sole Dispositive Power     308,859


                       10. Shared Dispositive Power    None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   308,859


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)     5.2%


               14. Type of Reporting Person (See Instructions) PN

CUSIP No. 206156200


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Zeff Holding Company, LLC


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization     Delaware



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power         308,859


                        8. Shared Voting Power       None


                        9. Sole Dispositive Power    308,859


                       10. Shared Dispositive Power   None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   308,859


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)     5.2%


               14. Type of Reporting Person (See Instructions) OO

                                  SCHEDULE 13D


Item 1.        Security and Issuer

         This Amendment No. 1 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 20, 2008 by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners I, L.P., a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum"), and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the Reporting Persons), related to the common stock (the "Common Stock") of Concord Camera Corp. (the "Company"), a New Jersey corporation. The address of the Company's principal executive offices is 4000 Hollywood Boulevard, 6th Floor, North Tower, Hollywood, FL 33021.

Item 5.        Interest in Securities of the Issuer.

          (c) Item 5(c) is hereby amended and restated in its entirety to read as follows:

                  Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons during the past 60 days.

          The following purchases were made by Capital:

          Date           Price Per Share      Number of Shares
           03/25/08                     3.77                   2,678
           03/26/08                     3.82                   3,836
           03/28/08                     3.79                   3,105
           03/31/08                     3.74                   2,861
           04/01/08                     3.78                   2,070
           04/03/08                     3.62                   4,989
           04/07/08                     3.68                   1,300
           04/09/08                     3.64                   1,895
           04/10/08                     3.62                     612
           04/15/08                     3.57                   1,764
           04/16/08                     3.62                   1,895
           04/21/08                     3.57                   1,100
           04/28/08                     3.59                     978
           04/29/08                     3.55                   1,220
           05/01/08                     3.69                   1,381
           05/05/08                     3.53                   1,137
           05/06/08                     3.51                   1,100
           05/07/08                     3.42                   2,382
           05/08/08                     3.50                     611
           05/09/08                     3.49                   1,740
           05/12/08                     3.49                   1,100
           05/13/08                     3.49                   2,076
           05/14/08                     3.48                   1,832

          The following purchases were made by Spectrum:

          Date           Price Per Share      Number of Shares
           03/25/08                     3.77                  1,721
           03/26/08                     3.82                  2,465
           03/28/08                     3.79                  1,995
           03/31/08                     3.74                  1,839
           04/01/08                     3.78                  1,330
           04/03/08                     3.62                  3,173
           04/07/08                     3.68                    700
           04/09/08                     3.64                  1,205
           04/10/08                     3.62                    388
           04/15/08                     3.57                  1,122
           04/16/08                     3.62                  1,205
           04/21/08                     3.57                    900
           04/28/08                     3.59                    622
           04/29/08                     3.55                    775
           05/01/08                     3.69                    879
           05/05/08                     3.53                    725
           05/06/08                     3.51                    700
           05/07/08                     3.42                  1,518
           05/08/08                     3.50                    389
           05/09/08                     3.49                  1,160
           05/12/08                     3.49                    700
           05/13/08                     3.49                  1,324
           05/14/08                     3.48               1,168.00


Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1: Joint Filing Agreement, dated as of May 23, 2008, by and among the Reporting Persons.

                                                              SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008


                                                              /s/ Daniel Zeff
                                                              -------------------------------
                                                              Daniel Zeff

                                                              ZEFF HOLDING COMPANY, LLC

                                                              By:/s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              ZEFF CAPITAL PARTNERS I, L.P.
                                                              By: Zeff Holding Company, LLC,
                                                              as general partner

                                                              By:/s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              SPECTRUM GALAXY FUND LTD.

                                                              By: /s/ Dion R. Friedland
                                                              _______________________________
                                                              Name: Dion R. Friedland
                                                              Title: Director

                                                                    Exhibit 99.1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 1) with respect to the Common Stock of Concord Camera Corp., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 23rd day of May, 2008.


                                                              /s/ Daniel Zeff
                                                              -------------------------------
                                                              Daniel Zeff

                                                              ZEFF HOLDING COMPANY, LLC

                                                              By: /s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              ZEFF CAPITAL PARTNERS I, L.P.
                                                              By: Zeff Holding Company, LLC,
                                                              as general partner

                                                              By: /s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              SPECTRUM GALAXY FUND LTD.

                                                              By: /s/ Dion R. Friedland
                                                              _______________________________
                                                              Name: Dion R. Friedland
                                                              Title: Director